UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2023
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Gogoro Releases Q1 2023 Business Update

On May 11, 2023, Gogoro Inc. issued a press release announcing its financial and operating results for the first quarter ended March 31, 2023. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBITS INDEX

Exhibit Number	Exhibit Title

99.1	Press release issued by Gogoro Inc., dated May 11, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: May 11, 2023	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer